SULTAN MINERALS INC.

1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212


03022192

May 2, 2003

VIA FEDERAL EXPRESS

United States Securities and Exchange Commission
Office of International Corporate Finance
450 5th Street, N.W.
Judiciary Plaza
Washington, D.C. U.S.A. 20549

SUPPL


SEC MAIL PROCESSING
RECEIVED
MAY 05 2003
WASH. D.C.
180
SECTION

Dear Sirs/Mesdames:

Re: **Sultan Minerals Inc.** (the "Company")
Rule 12(g)3-2(b) Exemptions – File #82-4741
Under the United States Securities Exchange Act of 1934

Please find enclosed for 12(g) Exemption status the documents required to be filed with the British Columbia Securities Commission and the TSX Venture Exchange. Please note that the Company is a foreign issuer and its securities are neither traded in the United States nor quoted on NASDAQ.

We trust that the information included in this package is complete. However, should you have any questions regarding the foregoing, please do not hesitate to contact the writer.

Sincerely,

SULTAN MINERALS INC.

PROCESSED
JUN 11 2003
THOMSON FINANCIAL

Shannon Ross

Shannon M. Ross,
Corporate Secretary

Encl.

dlw 6/4

United States Sec Filing
May 2, 2003

Sultan Minerals Inc.
12(g)3-2(b) Exemption Application
Schedule "A"

PART I – Documents *Required to be Made Public* pursuant to the laws of the Province of British Columbia and the TSX Venture Exchange in connection with:

A. News Releases

1. Sultan Closes Brokered Private Placement –April 2, 2003

B. Correspondence with BC Securities Commission

1. Form 45-102F2 – April 2, 2003
2. Material Change Report – April 4, 2003
3. Notice of Meeting and Record Date – April 11, 2003

FORM 45-102F2

Certificate under Subsection 2.7(2) or (3) of Multilateral Instrument 45-102 Resale of Securities

Sultan Minerals Inc. (the "Company") has distributed securities under a provision listed in Appendix E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 or Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on March 31, 2003, of private placement units consisting of an aggregate 2,550,000 common shares and 1,250,000 warrants to purchase up to an additional 1,250,000 common shares of the Company and Agent's Warrant to Canaccord Capital Corporation to purchase up to 375,000 common shares of the Company, the Company was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

DATED at Vancouver this 2nd day of April 2003.

Sultan Minerals Inc.

By: "Shannon Ross"
Shannon Ross, Secretary

SULTAN MINERALS INC.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.sultanminerals.com

April 2, 2003

Ticker Symbol: **SUL-TSX Venture**
SEC 12g3-2(b): 82-4741

SULTAN CLOSES BROKERED PRIVATE PLACEMENT

Sultan Minerals Inc. (SUL-TSX Venture) ("Sultan") has closed its recently announced brokered private placement of 2,500,000 units at the price of $0.20 per unit, for gross proceeds of $500,000. Each unit consists of one common share in the capital of Sultan and a one-half non-transferable share purchase warrant. Each whole share purchase warrant entitles the holder to purchase one additional common share of Sultan at an exercise price of $0.25, until September 30, 2004.

In consideration for arranging the private placement, Canaccord Capital Corporation ("Canaccord") received a $45,000 commission, a $5,000 administration fee and a corporate finance fee of 50,000 common shares of Sultan. Canaccord also received non-transferable Agent's Warrants exercisable to purchase up to 375,000 common shares of Sultan at an exercise price of $0.25 until September 30, 2004.

All shares, warrants and any shares issued upon exercise of the warrants with respect to the private placement and the Agent's compensation are subject to a four-month hold period expiring August 1, 2003, and may not be traded except as permitted by the *British Columbia Securities Act* and the Rules made thereunder and the TSX Venture Exchange.

Proceeds from the private placement will be used for general corporate purposes and working capital.

Arthur G. Troup, P. Eng
President

For further information please contact:
Investor Relations at the Lang Mining Group
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll Free: 1-888-267-1400 Email: Investor@langmining.com

BC FORM 53-901F
Form 25 (*Securities Act,* 1988 (Saskatchewan))
Form 26 (*Securities Act* (Newfoundland))
Form 27 (*Securities Act* (Nova Scotia))

Material Change Report
Under:
Section 85(1) of the *Securities Act* (British Columbia)
Section 118(1) of the *Securities Act* (Alberta)
Section 75(2) of the *Securities Act* (Ontario)
Section 81(2) of the *Securities Act* (Nova Scotia)
Section 76(2) of the *Securities Act* (Newfoundland)
Section 84 (1) of *Securities Act* (Saskatchewan)

Item 1 **Reporting Issuer**

Sultan Minerals Inc.
1400, 570 Granville Street
Vancouver, BC V6C 3P1

(the "Company")

Telephone: (604) 687-4622

Item 2. **Date of Material Change**

March 31, 2003

Item 3. **Press Release**

April 2, 2003

Item 4. **Summary of Material Change**

SULTAN CLOSES BROKERED PRIVATE PLACEMENT

Item 5. **Full Description of Material Change**

See attached press release

Item 6. **Reliance on Section 85(2) of the Act**

N/A

Item 7. **Omitted Information**

N/A

Item 8. **Senior Officers**

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Arthur G. Troup
President & CEO
1400, 570 Granville Street
Vancouver, BC V6C 3P1

Telephone: (604) 687-4622

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

April 4, 2003
Date

"Shannon M. Ross" (signed)
Signature

Shannon M. Ross
Name

Secretary & CFO
Position

Vancouver, British Columbia
Place of Declaration

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE APPLICABLE SECURITIES LEGISLATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

SULTAN MINERALS INC.
Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.sultanminerals.com

April 2, 2003

Ticker Symbol: **SUL**-TSX Venture
SEC 12g3-2(b): 82-4741

SULTAN CLOSES BROKERED PRIVATE PLACEMENT

Sultan Minerals Inc. (SUL-TSX Venture) ("Sultan") has closed its recently announced brokered private placement of 2,500,000 units at the price of $0.20 per unit, for gross proceeds of $500,000. Each unit consists of one common share in the capital of Sultan and a one-half non-transferable share purchase warrant. Each whole share purchase warrant entitles the holder to purchase one additional common share of Sultan at an exercise price of $0.25, until September 30, 2004.

In consideration for arranging the private placement, Canaccord Capital Corporation ("Canaccord") received a $45,000 commission, a $5,000 administration fee and a corporate finance fee of 50,000 common shares of Sultan. Canaccord also received non-transferable Agent's Warrants exercisable to purchase up to 375,000 common shares of Sultan at an exercise price of $0.25 until September 30, 2004.

All shares, warrants and any shares issued upon exercise of the warrants with respect to the private placement and the Agent's compensation are subject to a four-month hold period expiring August 1, 2003, and may not be traded except as permitted by the *British Columbia Securities Act* and the Rules made thereunder and the TSX Venture Exchange.

Proceeds from the private placement will be used for general corporate purposes and working capital.

Arthur G. Troup, P. Eng
President

For further information please contact:
Investor Relations at the Lang Mining Group
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll Free: 1-888-267-1400 Email: Investor@langmining.com



Computershare Trust Company of Canada
510 Burrard Street, Vancouver, BC V6C 3B9 Tel.: (604) 661-9400 Fax: (604) 683-3694

April 11, 2003

To: All Applicable Commissions
TSX Venture Exchange

Dear Sirs:

Subject: **Sultan Minerals Inc.**

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

1.	Meeting Type	:	Annual General
2.	Class of Securities Entitled to Receive Notice	:	Common
3.	Class of Securities Entitled to Vote	:	Common
4.	CUSIP Number	:	86556L100
5.	Record Date for Notice	:	May 14, 2003
6.	Record Date for Voting	:	May 14, 2003
7.	Beneficial Ownership Determination Date	:	May 14, 2003
8.	Meeting Date	:	June 19, 2003
9.	Meeting Location	:	Vancouver, BC
10.	Business	:	Non-Routine

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA

"Adeline Niccoli"
Assistant Account Manager
Stock Transfer, Client Services
Telephone: (604) 661-9473
Fax: (604) 683-3694

/an